AMENDMENT

SECURI



17017677

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ANNUAL AUDITED REPORT FORM X-17A-5 / A PART III

SEC FILE NUMBER
8- 69228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHX BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 25 2017
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab

CHXBD

Albert J. Kim
Direct Dial: (312) 663-2484
Fax: (312) 663-2231
Email: akim@chx.com

January 23, 2017

By UPS

SEC Headquarters
Mail Stop 8031
Rule 15c3-3 Exemption
100 F Street, NE
Washington, DC 20549

Re: Exemption from SEA Rule 15c3-3 for CHXBD, LLC

To Whom It May Concern:

CHXBD, LLC ("CHXBD") claims exemption from SEA Rule 15c3-3, pursuant to paragraph (k)(2)(ii) thereunder, for the period of January 1, 2016 through December 31, 2016, because CHXBD does not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states as follows:

> The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

CHXBD met the exemption provisions of paragraph (k)(2)(ii) under SEA Rule 15c3-3 for the period of January 1, 2016 through December 31, 2016, without exception.

If you have any questions or concerns, please feel free to contact me at your convenience.

Sincerely,



Albert J. Kim
Deputy Chief Compliance Officer